Filed Pursuant to Rule 424(b)(5)
Registration No.  333-159917
PROSPECTUS SUPPLEMENT No. 3
(To the Prospectus Dated August 10, 2009)

1,225,000 Shares of Common Stock and
Warrants to Purchase 1,225,000 Shares of Common Stock

This Prospectus Supplement No. 3 amends the prospectus supplement we filed on August 21, 2009, to correct the dilution calculation in connection with the sale of up to 1,225,000 units, with each unit consisting of one share of our common stock and a warrant to purchase one share of our common stock (and the shares of common stock issuable from time to time upon exercise of the offered warrants), to institutional investors pursuant to the prospectus supplement and the accompanying prospectus filed on August 21, 2009.  The purchase price for each unit is $2.00.  Each warrant will have an exercise price of $2.75 per share, and will be exercisable 180 days after issuance and will expire five years from the date of issuance.  The shares of common stock and the warrants are immediately separable and will be issued separately, but will be purchased together in this offering.   There will be no public market for the units or the warrants.

These amendments are set forth on the following page.  Except as revised as set forth on the following page, and as set forth in the prospectus supplement filed August 24, 2009, there are no other changes to the prospectus supplement we filed on August 21, 2009.

Maxim Group LLC

August 25, 2009

Risk Factors

The following risk factor is revised to correct the dilution amount:

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and as a result, our stock price could decline.

The offering price is substantially higher than the net tangible book value per share of our outstanding common stock.  As a result, based on our capitalization as of June 30, 2009, investors purchasing common stock in this offering will incur immediate dilution of $1.59 per share of common stock purchased, based on the offering price of $2.00 per share, without giving effect to the potential exercise of the warrants offered by this prospectus supplement.  In addition to this offering, subject to market conditions and other factors, we may pursue additional financings in the future, as we continue to build our business.  In future years, we will likely need to raise significant additional capital to finance our operations and the development, manufacture and marketing of other products under development and new product opportunities.  Accordingly, we may conduct substantial future offerings of equity or debt securities.  The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in dilution to investors.  In addition, the market price of our common stock could fall as a result of resales of any of these shares of common stock due to an increased number of shares available for sale in the market.

Dilution

The disclosure under the caption “Dilution” is revised as follows:

DILUTION

The net tangible book value of our common stock on June 30, 2009 was approximately $7.5 million, or approximately $0.34 per share, based on 21,975,097 shares of our common stock outstanding as of June 30, 2009.  Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding.  Dilution in net tangible book value per share to new investors represents the difference between the amount per unit paid by purchasers of shares of our common stock and warrants to purchase shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards.  Without taking into account any other changes in net tangible book value after June 30, 2009, other than the sale of 1,225,000 shares of common stock and warrants to purchase 1,225,000 shares of common stock offered by us hereby at a price of $2.00 per unit and after deducting fees due to the placement agent and our estimated offering expenses, our net tangible book value at June 30, 2009 would have been approximately $9.5 million, or approximately $0.41 per share.  This represents an immediate increase in net tangible book value of approximately $0.07 per share to existing stockholders and an immediate dilution in net tangible book value of $1.59 per share to investors in this offering.  Our net tangible book value calculation assumes no exercise of the warrants offered hereby.

The following table illustrates this per share dilution:

Assumed public offering price per unit	$2.00
Net tangible book value per share as of June 30, 2009	$0.34
Increase in net tangible book value per share attributable to this offering	$0.07
Pro forma net tangible book value per share as of June 30, 2009, after giving effect to the offering	$0.41
Dilution per share to new investors in the offering	$1.59

The above table is based on 21,975,097 shares of common stock outstanding as of June 30, 2009, and excludes, as of that date:

•	1,803,981 shares of our common stock issuable upon the exercise of outstanding stock options under our 2007 Omnibus Incentive Plan, having a weighted average exercise price of $2.53 per share;

•	2,858,766 shares of our common stock reserved for future issuance under our 2007 Omnibus Incentive Plan;

•	650,000 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $4.00 per share;

•	152,270 shares of our common stock issuable upon the exercise of outstanding stock options granted outside of any plan, having a weighted average exercise price of $1.71; and

•	1,225,000 shares of our common stock issuable upon the exercise of the warrants issued in this offering with an exercise price of $2.75 per share.